Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

August 19, 2010

John T. Archfield, Jr.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Sinocom Pharmaceutical, Inc.

Item 4.01 Form 8-K

Filed August 10, 2010

File No. 0-52313

Dear Mr. Archfield:

Please be advised that our law firm serves as legal counsel to Sinocom Pharmaceutical, Inc., a Nevada corporation (the “Company”).  Enclosed please find the Company’s response to your letter dated August 11, 2010.

1.

Please further explain to us the reasons you engaged BDO Limited to re-audit your financial statements for the years ended December 2007, 2008 and 2009 and, confirm to us that disclosure under item 4.02 of Form 8-K is not required as a result of your conclusion  to re-audit these financial statements.

Response:

The Company is in the process of preparing for an initial public offering, and a simultaneous application for listing on a national securities exchange.   As part of this process, the Company was advised by its investment bankers that it would be preferable for the financial statements in the Company's registration statement and other prospective filings to be audited by a single accountant, and that it would also be preferable for that one accountant to be a well-recognized international accounting firm.  Based on this advice from its investment bankers, as approved by the Company’s Board of Directors, and for reasons related to timing of its potential IPO, the Company engaged BDO to begin work on re-audit of its financial statements for the fiscal years ended December 31, 2007, 2008 and 2009, prior to making a formal determination to change auditors. The re-audit by BDO Limited is in process and has not yet been completed.

The Company hereby confirms that disclosure under Item 4.02 of Form 8-K is not currently required.  However, as indicated, the re-audit by BDO Limited has not yet been completed.  If, during the process of re-audit of its financial statements, the Company concludes that previously issued financial statements should no longer be relied upon, or is advised by BDO Limited that disclosure should be made or action should be taken to prevent reliance on previously issued financial statements, the Company confirms that it would provide required disclosure under Item 4.02 of Form 8-K.

Frascona, Joiner, Goodman and Greenstein, P.C.

August 19, 2010

2.

 Please revise to provide all the disclosures required by Item 304(a)(2)(ii)(A) through (C) of Regulation S-K, as applicable, for any issues that were the subject of consultations  with BDO Limited prior to their engagement or, alternatively explain to us why such disclosure is not required.

Response:

The Company believes that no additional disclosure is required by Item 304(a)(2)(ii)(A) through (C) of Regulation S-K because the only discussions which it had with BDO Limited prior to the engagement of BDO Limited as the new independent accountant, were regarding normal questions which have arisen in conjunction with its re-audit.

Pursuant to Item 304(a)(2) of Regulation S-K, when a registrant engages a new independent accountant, it must disclose whether it has, prior to engaging that accountant, consulted with the accountant regarding (i) the application of accounting principles to a specified transaction whether completed or uncompleted, (ii) the type of audit opinion that might be rendered on the Registrant’s financial statements or (iii) as to any matter that was either the subject of a disagreement with the previous independent auditor or was a reportable event.  In the event the registrant has consulted with the new accountant regarding any of the specified matters, it must then provide the disclosures required by Item 304(a)(2)(ii)(A) through (C).

As disclosed in its 8-K filed on August 10, 2010, the Company did not consult with BDO Limited regarding any of the matters specified in Item 304(a)(2) prior to engaging BDO Limited as its new independent accountant.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.